UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On February 17, 2021, Ellomay Capital Ltd. (the “Company”) provided the following updates:

1.	Potential Public Offering of Additional Series C Debentures in Israel

The Company is examining the possibility of a public offering and listing in Israel of additional debentures from its existing Series C Debentures (the “Debentures”). The proceeds from the offering of the Debentures are expected to be used mainly for the early repayment of the Company’s Series B Debentures and other general corporate purposes.

The execution of such possible public offering, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of listing approvals, and other factors such as market conditions. The early repayment of the Series B Debentures is subject to approval by the Company’s board of directors. Accordingly, there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. Persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933.

Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

2.	Exercise of Warrants issued in a Private Placement

During January and February 2021, Israeli institutional investors who purchased the Company’s ordinary shares and warrants convertible into the Company’s ordinary shares in a private placement consummated in February 2020 (the “Private Placement”), exercised all of the warrants issued to them in the Private Placement. As a result of the exercise of the warrants, the Company issued an aggregate of 178,750 ordinary shares, at a price per ordinary share of NIS 80 (approximately $24.6), and received gross proceeds of NIS 14.3 million (approximately $4.4 million).

3.	Updates in connection with Dorad Energy Ltd. (“Dorad”)

The Company, which indirectly holds 9.375% of Dorad, further announced the following in connection with Dorad’s operations:

•
Based on information provided to the Company from Dorad, the net profit of Dorad for the year ended December 31, 2020 is expected to be approximately NIS 99.3 million (approximately $30.9 million based on the NIS/USD exchange rate as of December 31, 2020). The Company will include its indirect share of these results (through its holdings in U. Dori Energy Infrastructures Ltd.) in its financial results for the year ended December 31, 2020.

•
On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and effective throughout 2021.

•
On November 22, 2020, the Israeli Electric Company (the “IEC”) filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: February 17, 2021